SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

(Amendment No. 6)


	Pemco Aviation Group, Inc.
 (Name of Issuer)


	Common Stock, par value $0.0001 per share
 (Title of Class of Securities)


	706444106
 (CUSIP Number)


Babson Capital Management, LLC
1500 Main Street, Suite 2800
Springfield, MA  01115
(413)-226-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


	July 10, 2007
 (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: 0.

(Continued on the following pages)

Page 1 of  9 Pages




SCHEDULE 13D
CUSIP No. 706444106		Page 2 of 9

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Babson Capital Management, LLC., IRS ID # 51-0504477 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	 (a) 0
		 (b) 1

3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	0

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
1,000,000 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
1,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	0

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%(2)
14	TYPE OF REPORTING PERSON*
IA

(1) Babson Capital Management, LLC serves as investment adviser to, inter alia, Massachusetts Mutual Life Insurance Company, a Massachusetts
Mutual Life Insurance Company, which is the registered holder of 753,448 of the shares reported as beneficially owned by Babson
Capital Management LLC, Tower Square Capital Partners, L.P., a
Delaware limited partnership, which is the registered holder of 92,900 of the shares reported as beneficially owned by Babson
Capital Management LLC, and to TSCP Selective, L.P., a Delaware
Limited partnership, which owns 3,652 of the shares reported as beneficially owned by Babson Capital Management LLC, and as investment sub-advisor to, inter alia, MassMutual High Yield
Partners II, LLC, a Delaware limited liability company, which is the registered holder of 150,000 of the shares reported as beneficially owned by Babson Capital Management LLC.

(2) Based on 4,126,200 shares of Pemco common stock outstanding as of May 8, 2007, as reported in Pemcos Quarterly Report on Form
10-Q for the quarter ended March 31, 2007, filed on May 21, 2007, and computed in accordance with rule 13d-3(d)(1).




*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106		Page 3 of  9

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Massachusetts Mutual Life Insurance Company, IRS ID # 04-1590850 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	 (a) 0
		 (b) 1

3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	0

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
1,000,000 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
1,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	0

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%(2)
14	TYPE OF REPORTING PERSON*
IC; IA
(1)


(1) Massachusetts Mutual Life Insurance Company, a Massachusetts mutual life insurance company, which is the registered holder
  	 of 753,448 of the shares reported as beneficially owned by it, serves as investment advisor to, inter alia, MassMutual
       High Yield Partners II, LLC, a Delaware limited liability Company which is the registered holder of 150,000 of the
	 shares reported as beneficially owned by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company owns approximately 99% of the limited partnership interests in Tower Square Capital Partners, L.P., a
	 Delaware limited partnership which is the registered holder of 92,900 of the shares reported as beneficially owned by Massachusetts Mutual Life Insurance Company. Massachusetts
       Mutual Life Insurance Company owns approximately 99% of the limited partnership interests in TSCP Selective, L.P., a
	 Delaware limited partnership, which owns 3,652 of the shares reported as beneficially owned by Massachusetts Mutual
Life Insurance Company.

(2) Based on 4,126,200 shares of Pemco common stock outstanding as of May 8, 2007, as reported in Pemcos Quarterly Report on Form
10-Q for the quarter ended March 31, 2007, filed on May 21, 2007, and computed in accordance with rule 13d-3(d)(1).






 (*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13D
CUSIP No. 706444106		Page 4 of  9

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
MassMutual High Yield Partners II, LLC, IRS ID # 04-3325219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	 (a) 0
		 (b) 1

3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	0

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
150,000 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
150,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	0

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.63%(1)
14	TYPE OF REPORTING PERSON*
OO


(1) Based on 4,126,200 shares of Pemco common stock outstanding as of May 8, 2007, as reported in Pemcos Quarterly Report on Form
10-Q for the quarter ended March 31, 2007, filed on May 21, 2007, and computed in accordance with rule 13d-3(d)(1).


*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106		Page 5 of  9

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tower Square Capital Partners, L.P., IRS ID # 04-3722906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	 (a) 0
		 (b) 1

3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	0

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
92,900 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
92,900 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,900 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	0

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.25%(1)
14	TYPE OF REPORTING PERSON*
OO

(1) Based on 4,126,200 shares of Pemco common stock outstanding as of May 8, 2007, as reported in Pemcos Quarterly Report on Form
10-Q for the quarter ended March 31, 2007, filed on May 21, 2007, and computed in accordance with rule 13d-3(d)(1).





*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 706444106		Page 6 of  9

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
TSCP Selective, L.P., IRS ID # 04-3722902
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	 (a) 0
		 (b) 1

3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	0

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
3,652 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
3,652 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,652 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	0

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
..088%(1)
14	TYPE OF REPORTING PERSON*
OO

(1) Based on 4,126,200 shares of Pemco common stock outstanding as of May 8, 2007, as reported in Pemcos Quarterly Report on Form
10-Q for the quarter ended March 31, 2007, filed on May 21, 2007, and computed in accordance with rule 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!



This Amendment No. 6 to Schedule 13D relating to Pemco Aviation Group, Inc.,a Delaware corporation (Pemco) is being filed on behalf of the undersigned to amend the Schedule 13D filed with the SEC on September 17, 1999, as amended by Amendment No. 1 thereto filed with the SEC on November 8, 2000, Amendment No.2 thereto filed with the SEC on November 20, 2000, Amendment No.3 thereto filed with the SEC on March 28, 2002,Amendment No.4 thereto filed with the SEC on November 8, 2002, and Amendment No. 5 thereto filed with the SEC on November 15, 2002 (together, the Schedule 13D). Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:



On July 10, 2007 Pemco, Sun Capital Partners, Inc. (Sun Capital) and
WAS Aviation Services, Inc., an affiliate of Sun Capital (WAS) entered into a Stock Purchase Agreement (the Purchase Agreement), pursuant to which Pemco agreed to sell all of the outstanding capital stock of Pemco World Air Services, Inc. (the Company), a wholly-owned subsidiary of Pemco that operates Pemcos commercial services segment in Dothan, Alabama, to WAS for an aggregate purchase price of approximately
$43.0 million in cash, subject to: (i) a purchase price holdback of up to $1.0 million for potential environmental remediation,
(ii) an offset of $5.75 million for the assumption of certain underfunded pension liabilities and (iii) a potential working capital adjustment. The completion of the transaction, which is currently anticipated to close in the fall of 2007, is subject to the approval of Pemcos stockholders as well as other customary closing conditions.

In connection with the transactions contemplated by the Purchase
Agreement, the Reporting Persons entered into a Voting Agreement,
Dated July 10, 2007, with WAS (the Voting Agreement), pursuant to which each agrees, among other things, to the following:



To vote its shares (a) in favor of the approval of the terms of the Purchase Agreement and the transactions contemplated by the purchase Agreement (and any actions directly required in furtherance thereof), and (b) against any action or proposal involving Pemco that, to the knowledge of such stockholder is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay, postpone or materially adversely affect the transactions contemplated by the Purchase Agreement:

To grant a proxy appointing WAS as such stockholders attorney-in-fact and with full power of substitution, for and in such stockholders name, to vote or execute consents with respect to the matters set forth above; and

To grant a proxy appointing WAS as such stockholders
Attorney-in-fact and proxy with full powser of substitution, For and in such stockholders name, to vote or execute
Consents with respect to the matters set forth above; and

Not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a Transfer) or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any or all of its shares of Common Stock or take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement.


The foregoing description of the Purchase Agreement and Voting
Agreement is qualified in its entirety by reference to the full text of such agreements, which have been filed as exhibits to this
Schedule 13D and are incorporated by reference herein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The material terms of the Voting Agreement are described in Item 4 above and that information is incorporated by reference herein.
The Voting Agreement is attached as an exhibit to this Schedule
13D and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

	The information in Item 7 is hereby amended and supplemented as follows:

Exhibit C	Stock Purchase Agreement (incorporated by reference to
Exhibit 10.1 to Pemcos Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).

Exhibit D	Voting Agreement (incorporated by reference to Exhibit
10.2 to Pemcos Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).
..




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July  __, 2007
BABSON CAPITAL MANAGEMENT, LLC

By:/s/ Richard E. Spencer II
Name: Richard E. Spencer II
Title: Managing Director

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By Babson Capital Management, LLC. as Investment Adviser

By:/s/ Richard E. Spencer II
Name: Richard E. Spencer II
Title:  Managing Director

MASSMUTUAL HIGH YIELD PARTNERS II, LLC

By:  HYP MANAGEMENT INC., as Managing Member

By:/s/ Richard E. Spencer II
Name:  Richard E. Spencer II
Title: Vice President

TOWER SQUARE CAPITAL PARTNERS, L.P.

By: Babson Capital Management, LLC, as Investment Manager

By:/s/ Richard E. Spencer II
Name: Richard E. Spencer II
Title: Managing Director

	TSCP SELECTIVE, L.P.

By: Babson Capital Management, LLC, as Investment Manager

By:/s/ Richard E. Spencer II
Name: Richard E. Spencer
Title: Managing Director